File No. 82-2683

Wolters Kluwer

SUPPL

Termination of the administration of ordinary registered shares and dematerialisation ordinary registered shares of Wolters Kluwer nv

During the annual General Meeting of Shareholders of Wolters Kluwer nv that was held on 26 April 2006, the Meeting decided inter alia to amend the Articles of Association of the company.

As a result of this, the Board of the Wolters Kluwer Trust Office (the 'Trust Office') resolved to terminate the administration of ordinary registered shares in the capital of Wolters Kluwer nv. As part of this process, all depositary receipts for ordinary shares of Wolters Kluwer nv issued by the Trust Office shall be cancelled in exchange for the transfer of the corresponding shares to the current holders of depositary receipts in full dematerialised form, as stated in the following paragraph (the 'Convension').

The ordinary shares Wolters Kluwer nv which are part of the deposit securities system as provided for in the Securities Giro Transactions Act (*Wet Giraal Effectenverkeer - Wge*), to be received after the Conversion will be recorded in the register of shareholders of Wolters Kluwer nv in the name of Euroclear Nederland, which is the central depository within the meaning of the Wge. Please note that these form part of the deposit securities system of the type in question.

The above changes will be implemented at the same time as the amendments to the Articles of Association take effect, which is planned on 31 May 2006. From 1 June 2006, copies of the amended Articles of Association of Wolters Kluwer nv will be available free of charge to Wolters Kluwer's shareholders and depositary receipt holders with Fortis Bank, telephone +31 (0)20 527 24 67, fax +31 (0)20 527 19 28, and N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, the Netherlands.

Information for Depositary receipt holders and shareholders

Holders depositary receipts in CF-form whose depositary receipts are held in the administration a financial institution will not have to take action themselves.

Nothing will change for the current holders of ordinary registered shares Wolters Kluwer nv.

From 1 June 2006, people who keep depositary receipts in K-form of Wolters Kluwer nv at home in the format of previously issued bearer depositary receipts including body and talon (*mantel* and *talon)*, and with dividend coupon numbers 11 and higher will have the opportunity to hand in these and a copy of their proof of identity at N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, and they must state the number of the securities depot registered to them, as well as the name of the bank that has securities depot in its administration, in order for them to receive a number of shares in the form of book-entry shares. People who hand in their depositary receipts

in K-form for exchange may be charged a submission and/or issuing commission. The depositary receipts must be handed in no later than 31 October 2006. No rights to attend meetings and no entitlement to dividend can be derived from these depositary receipts until they have been submitted.

Euronext Amsterdam N.V. has been requested to determine that the listing on the Eurolist of Euronext Amsterdam take place in an amended form for each ordinary share with a nominal value of € 0.12 from 1 June 2006, provided that the amended Articles of Association have come into effect. From 1 June 2006, the new ISIN code will be NL0000395903 and the new fund code will be 39590; this is also subject to the above condition.

Limitations to the issuing of book-entry shares

Pursuant to Article 14, paragraph 4 of the Wolters Kluwer nv Articles of Association as they will read following the amendment, no shares from the deposit security system will be issued by Euroclear Nederland to a shareholder, except with the consent of Executive Board. The provisions of Article 14, paragraph 4 shall come into force on 1 December 2006.

Information for the Approved Institutions of Euronext

With regard to the above, the depositary receipts that have been recorded in the Euroclear Nederland accounts will be exchanged centrally for ordinary (registered) book-entry shares with a nominal value of € 0.12 from 1 June 2006. .

In so far as any depositary receipts in CF-form have not been recorded in the Euroclear Nederland accounts, the banks or stockbrokers will have the opportunity to submit the relevant depositary receipts in CF-form, held in their administration, to Fortis Bank to exchange them for ordinary shares in dematerialised form from 1 June 2006. When submitting the depositary receipts for exchange, a number list must be included. The depositary receipts must be sorted by this number list.

WMZ reports

Depositary receipt holders who have a reporting obligation under the Disclosure of Major Holdings in Listed Companies Act (WMZ) and who have received ordinary shares as a result of the Conversion are requested to change their WMZ report and indicate that they themselves now have the right to vote on the basis of the new shares.

Commission

In order to carry out the exchange free of charge for holders of depositary receipt Wolters Kluwer nv, the Approved Institutions of Euronext Amsterdam will be paid a commission of € 3 per depot client, in accordance with the most recent Fortis Bank Fee Schedule. The Approved Institutions are requested to submit a summary of the number of depot clients that has been informed by them about the exchange to Fortis Bank, Rokin 55 in Amsterdam, The Netherlands no later than 30 June 2006.

Amsterdam, 23 May 2006
Wolters Kluwer nv, Executive Board — Wolters Kluwer Trust Office
www.wolterskluwer.com